ROPES & GRAY LLP
ONE METRO CENTER
700 12TH STREET, NW, SUITE 900
WASHINGTON, DC 20005-3948
WWW.ROPESGRAY.COM

June 18, 2012	Nathan Briggs
T +1 202 626 3909
F +1 202 383 9308
nathan.briggs@ropesgray.com

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

Re:                               Stone Harbor Emerging Markets Total Income Fund

Ladies and Gentlemen:

We are filing today via EDGAR a Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, on behalf of Stone Harbor Emerging Markets Total Income Fund, a Massachusetts business trust.

Pursuant to Section 6 of the Securities Act, we have calculated the Registration Fees and have transmitted such fees in the amount of $114.60 to the designated lockbox at U.S. Bank in St. Louis, Missouri.

Please direct any questions regarding this filing to me at (202) 626-3909, or in my absence to Michael Doherty at (212) 497-3612.  Thank you for your attention in this matter.

Sincerely,

/s/ Nathan Briggs
Nathan Briggs

cc:                                 Adam J. Shapiro

Michael G. Doherty